Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Flux Media, Inc.
515 Means St.
Atlanta, GA 30318
https://www.tmroapp.com/

Up to $1,069,998.00 in Common Stock at $6.00
Minimum Target Amount: $9,996.00

Company:

Company: Flux Media, Inc.
Address: 515 Means St. , Atlanta, GA 30318
State of Incorporation: DE
Date Incorporated: August 08, 2018

Terms:

Equity

Offering Minimum: $9,996.00 | 1,666 shares of Common Stock
Offering Maximum: $1,069,998.00 | 178,333 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $6.00
Minimum Investment Amount (per investor): $246.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Company Perks

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive additional 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares.

Amount-Based:

$500 | Silver Tier

Early Access to new TmrO features + TmrO Verified badge + Exclusive TmrO Merch*

$1,000 | Gold Tier

Early Access to new TmrO features + TmrO Verified badge + Exclusive TmrO Merch + Access To TmrO's "Meet the Pro" Series via Virtual Campus.

$2,500 | Platinum Tier

Early Access to new TmrO features + TmrO Verified badge + Exclusive TmrO Merch + Shout Out on Don Cannon's Instagram Story + Access To Tmro's "Meet the Pro" Series via Virtual Campus.

$5,000 | Diamond Tier

5% Bonus Shares + Exclusive 15 Min Zoom Call With The Founders + Exclusive Access to TmrO's Meet and Greet in a US City, as and when scheduled*. (*transportation and lodging not included) + All lower tier perks.

$10,000 | Elite Tier

10% Bonus Shares + Custom TmrO Engraved Ipad Pro + All lower tier non-bonus share perks.

All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

TmrO will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock shares at $6.00 / share, you will receive 110 shares, meaning you'll own 110 shares for $600. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

TmrO App by Flux Media, Inc. is a two-sided mobile marketplace where creative freelancers in the music, video, and web content industry, and the clients seeking their services, can connect and transact from beginning to end.

TmrO App is where creative freelancers can readily find opportunities and get paid before Tomorrow.

Freelancers contributed nearly $1 trillion to the US economy in 2019. This now represents 5% of the U.S GDP.

In 2019, there were 57 million freelancers in the US, up by 4 million since 2014.

33% of Freelancers worked in Creative fields in 2018.

US Creators who offered their services and work online (across 9 popular platforms) earned a baseline of 6.8 billion in 2017, up 17% from the previous year.

TmrO App currently makes money by charging a small 5% commission from each project.

TmrO will launch its Debit Card Program to allow our creatives to get paid within seconds. In addition to that, TmrO will participate in the exchange fees on each card transaction.

We converted from a Georgia LLC to a Delaware C-Corp, as of 02/08/2021.

Competitors and Industry

INDUSTRY

The industry our company is in is the Online Outsourcing/Freelance Marketplace. The Freelance economy is a $1 trillion + industry with a 22% increase since 2019.

COMPETITION

The dominant players in the 'Freelance Marketplace' industry are UpWork, launched in 1999 (as Elance), which has 23 million users, with $301million in revenue (2019), Freelancer.com, launched in 2009, which has 49 million+ users as of January 2021, with $58 million annual revenue), and Fiverr, launched in 2010, with over 2 million freelancers (sellers) and reported $107.1 million in revenue for the 2019 fiscal year.

TmrO App is unique as we focus on In-Person Creative services, rather than simply digital products and services like Upwork, Freelancer, and Fiverr. TmrO App is designed to get creative freelancers Paid Instantly. TmrOs focus is enhancing the experience of online talent sourcing and supporting the growth of the freelancer through lower fees, instant payment, and instant booking. 'Instant Booking" allows our users to book a creative to arrive within minutes, similar to how an Uber user finds and books a ride.

StyelSeat, Task Rabbit, and Booksy

While StyleSeat and Task Rabbit are not direct competitors to TmrO, the two-sided marketplace business model is almost identical. TMRO App, Task Rabbit, and Style Seat focus on 'In Person' Services based on location and availability, but with different audiences. Style Seat services are in Beauty and Wellness, while TMRO App services are in Content Creation for Music/Film/Commercial/Social. Task Rabbit also focuses on 'In Person' services in Household Needs.

The Booksy marketplace is available online and via an app which makes it easy for people to discover and book local stylists, nail technicians, barbers, and artists and includes information on reviews, services, pricing, and availability.

Willa Pay (App)

Willa Pay launched in June 2020. A fintech company designed to help freelancers request payment and get paid immediately. Willa Pay is not a marketplace. It only handles the payment request and payment processing, with no debit card program.

Willa Pay is a developer of payment management technology designed to handle payment problems. The company's technology tells users about how much they are supposed to be paid for performing a task and takes care of the contact with the corporation and gets all the paperwork in order, enabling freelancers to get a predictable income, pay their bills, and protect their credit score.

Current Stage and Roadmap

CURRENT STAGE

The TmrO App is currently live in the iOS App Store. We have completed our first 10 projects successfully. We are preparing to increase Marketing significantly starting March 2021, through social media and influencer marketing, TV, radio, and PR.

FUTURE ROADMAP

Within the next 2 - 4 months, we will be launching our Instant Book Feature as well as our TmrO Debit Card Program. The TmrO Debit Card Program will provide freelancers with a debit card that can be used just like any other, as well as electronic tax reports and filing. We've partnered with Atlantic Capital Bank for this initiative.

Within the next 12-18 months, we are preparing to develop the Android version of the app.

The Team

Officers and Directors

Name: Kayla Shelton

Kayla Shelton's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder and Chief Executive Officer (CEO)
  Dates of Service: August 30, 2018 - Present
  Responsibilities: As the company founder, Kayla is responsible for setting the company's vision and making sure that it is unique and attractive to potential consumers. Kayla focuses on creating value for the customers and making sure that the company is constantly evolving and changing with the times. As the company CEO, Kayla is responsible for making major corporate decisions,

managing the overall operations and resources of the company, acting as the main point of communication between the board of directors (the board) and corporate operations, and being the face of the company when necessary. Salary - $140,000.00 Kayla has 51% equity in Flux Media, Inc.

- **Position:** Secretary
  Dates of Service: August 30, 2018 - Present
  Responsibilities: As the Company Secretary, Kayla is responsible for the company's records, including minutes of board meetings and corporate documents. Many documents included in financing and banking transactions require the Secretaries signature. Salary is $30,000.00

Name: Donald Cannon

Donald Cannon's current primary role is with Generation Now LLC. Donald Cannon currently services 25 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder & CMO
  Dates of Service: August 08, 2018 - Present
  Responsibilities: As Co-Founder & CMO, Don is responsible for planning, developing, implementing, and monitoring the overall business marketing strategy. Some of the duties may include market research, pricing, product marketing, marketing communications, advertising and public relations. Don has 44% equity in Flux Media, Inc. No salary declared. Don will receive $175,000.00 in a promissory note at the close of fundraising.

Other business experience in the past three years:

- **Employer:** Generation Now LLC
  Title: CEO
  Dates of Service: September 01, 2015 - Present
  Responsibilities: As CEO, Don is responsible for making major corporate decisions, managing the overall operations and resources of the company, acting as the main point of communication between the board of directors (the board) and corporate operations, and being the face of the company when necessary.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking).

Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership

percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We may need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

Minority Holder; Securities with No Voting Rights

The Equity that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the

Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

Our failure to protect our intellectual property rights could diminish the value of our platform, weaken our competitive position and inhibit our ability to generate revenue, and infringement claims asserted against us or by us, could have a material adverse effect.

We regard the protection of our intellectual property, which includes trade secrets, trademarks and domain names, as critical to our success. We strive to protect our intellectual property rights by relying on federal, state and common law rights, as well as contractual restrictions. Effective trade secret, copyright, trademark and domain name protection is expensive to develop and maintain, both in terms of initial and ongoing registration requirements and the costs of defending our rights. We may be required to protect our intellectual property in an increasing number of jurisdictions, a process that is expensive and may not be successful or which we may not pursue in every location.

If we are unable to retain our key personnel, or unable to attract or retain additional personnel as we grow, we may be unable to execute on our business plan.

Our success depends in significant part on the continued services of certain of our management team, namely, Kayla Shelton, our sole officer and a director and Don Cannon, a director, and our ability to attract and retain other highly qualified personnel in the future. Losing one or more of these personnel, or our inability to replace such individuals, or our inability to attract and retain other highly qualified personnel in the future, could seriously impair our ability to successfully implement our business plan and could have a material adverse effect on our business, results of operations and financial condition which could result in the loss of your investment.

No management or voting rights.

Holders of common stock issued in this offering, will be providing a voting proxy to our CEO, which will allow our CEO to vote their shares. Consequently, the investment in common stock does not carry with it any right to take part in the control or management of our business, including, but not limited to, the election of directors. Accordingly, our directors and stockholders who hold voting shares will control our decisions. Therefore, you will have no influence or vote on any corporate matters, and the voting shareholders and directors may take actions of which you disapprove. In assessing the risks and rewards of an investment in common stock, you must be aware that you are relying solely on the good faith, judgment, and ability of our directors, officers, and employees to make appropriate decisions in respect to our management, and investors in this offering, will be subject to the decisions of our directors, officers, and employees.

No management or voting rights.

Holders of common stock issued in this offering, will be providing a voting proxy to our CEO, which will allow our CEO to vote their shares. Consequently, the investment in common stock does not carry with it any right to take part in the control or management of our business, including, but not limited to, the election of directors. Accordingly, our directors and stockholders who hold voting shares will control our decisions. Therefore, you will have no influence or vote on any corporate matters, and the voting shareholders and directors may take actions of which you disapprove. In assessing the risks and rewards of an investment in common stock, you must be aware that you are relying solely on the good faith, judgment, and ability of our directors, officers, and employees to make appropriate decisions in respect to our management, and investors in this offering, will be subject to the decisions of our directors, officers, and employees.

Risks of Borrowing.

In exchange for certain loans in the aggregate amount of $175,000, we have issued Don Cannon, one of our directors and a significant stockholder, a non-interest bearing note for $175,000, which is due and payable in September 30, 2021. In addition, we may have to seek loans from financial institutions. Typical loan agreements might contain restrictive covenants which may impair our operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on our business, results of operations or financial condition.

We may need additional financing and the inability to obtain such financing may have an adverse impact on our business and your ownership interest.

Even if we sell all the Common Stock in this Offering, we may need additional capital to fund working capital needs. There can be no assurance that additional financing will be available to us on commercially reasonable or acceptable terms, or at all. In addition, we may raise such additional equity capital from the sale of common stock to individuals or institutions that may negotiate terms at least as, and possibly more, favorable than the terms of your investment, including, but not limited to, a lower purchase price. Further, preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of such preferred stock could be more advantageous to those investors than to the holders of common stock. In addition, the issuance of additional equity securities would result in a dilution of your ownership interest in us.

Our marketing and advertising efforts may fail to resonate with our customers.

We intend to market our platform through a diverse spectrum of advertising and promotional programs such as online, social media, mobile advertising, as well as radio and television placements. Our ability to generate users depends in part upon the success of these programs. If our marketing efforts fail to resonate with consumers, or advertising rates or other media placement costs increase, these factors could have a material adverse impact on our ability to generate the revenues we expect, which could diminish the return to investors in this offering.

Failure to Maintain a Positive Reputation.

A positive reputation with users concerning our platform is important in attracting and retaining users. To the extent we become perceived as not compelling to users, our ability to maintain a positive reputation may be adversely impacted.

The market in which we participate is competitive and, if we do not compete effectively, our operating results could be harmed.

Competition in the gig economy industry is intense. Many new platforms are regularly introduced. Our competitors range from large established companies to emerging start-ups, and we expect new competitors to continue to emerge throughout the world. If our competitors develop and market more successful platforms, we may not generate the revenues we expect, which could diminish the return to investors in this offering.

To compete effectively, we must keep up with rapid technological changes and changes in our users' requirements and preferences.

Customers constantly demand more sophisticated products and services and customer preferences change rapidly. To remain competitive, we must continue to innovate, further enhancing and improving the responsiveness, functionality, accessibility, and other features of our platform. Our success depends on our ability to anticipate and respond to technological changes and customer preferences in a timely and cost-effective manner. We believe that we are prepared to respond to these challenges. However, there are no assurances that we will be able to effectively anticipate and respond to technological changes and customer preferences in the future. Failure to do so could have a materially adverse effect on our business and operating results.

We have minimal operating capital, no significant assets and no revenue from operations.

We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of shares in this offering or other financing alternatives. There can be no assurance that we will be able to successfully raise operating capital. The failure to successfully raise operating capital could result in our bankruptcy or other events which would have a material adverse effect on us and our stockholders.

We depend on technology and advanced information systems, which may fail or be subject to disruption.

There are no assurances that our platform will be uninterrupted or fully secure, or that a significant number of users will be willing to access, adopt, and use the platform. Further, our platform may also be the target of malicious attacks seeking to identify and exploit weaknesses in our platform. Cyber-attacks may target users, or other parties, or the communication infrastructure on which they depend. An attack or a breach of security could result in a loss and theft of private data, violation of applicable privacy and other laws, significant legal and financial exposure, damage to reputation, and a loss of confidence in security measures, any of which could have a materially adverse effect on our business. The integrity, reliability, and operational performance of our information technology (IT) infrastructure are critical to our operations. Our IT infrastructure may be damaged or interrupted by increases in usage, human error, unauthorized access, natural hazards or disasters, or similarly disruptive events. Furthermore, our systems may be unable to support a significant increase in traffic or increase in user numbers, whether as a result of organic or inorganic growth of the business. Any failure of our IT infrastructure, or the telecommunications and/or other third-party infrastructure on which such infrastructure relies, could lead to significant costs and disruptions that could reduce revenue, damage our reputation, and have a materially adverse effect on our operations, financial performance, and prospects. We intend to institute business continuity procedures and security measures to protect against network or IT failure or disruption. However, these procedures and measures may not be effective against all forms of disruptions and may not ensure that we are able to carry on our business. Should these measures and protections fail to operate as intended or at all, they may not prevent a material disruption to our operations, and the consequence of such would have a materially adverse effect on our financial performance and prospects. We do not guarantee that the use of applications and systems designed for system security will effectively counter evolving security risks or address the security concerns of existing and potential users. Any failures in our security measures could have a materially adverse effect on our business, financial condition, and results of operations. In addition, our controls may not be effective in detecting or preventing any intrusion or other security breaches, or safeguarding against sabotage, hackers, viruses, and other forms of cybercrime. Any failure in these protections could harm our reputation and have a materially adverse effect on our operations, financial performance, and prospects. We will store personal and other sensitive information/digital data of our investors, users and other third parties who use our platform. Any accidental or willful security breaches or other unauthorized access could cause the theft and criminal use of this data and/or theft and criminal use of our information. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation, and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our software are exposed and exploited, and, as a result, a third party obtains unauthorized access to any of our investor or user data, our relationships with our investors, users and/or other third parties will be severely damaged, and we could incur significant liability. Since techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and third-party hosting facilities may be unable to anticipate these techniques or to implement adequate preventative measures.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Kayla Shelton	2,550,000	Common Stock	51.0
Don Cannon	2,200,000	Common Stock	44.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 178,333 of Common Stock.

Common Stock

The amount of security authorized is 6,000,000 with a total of 5,000,000 outstanding.

Voting Rights

There are no voting rights associated with Common Stock.

Material Rights

Drag Along Rights. If a Proposed Transferee (which is neither a Stockholder or an Affiliate of a Stockholder) agrees to purchase, in a bona fide arm's length transaction, a sufficient number of Shares from one or more Selling Stockholders sufficient to cause a Change in Control, and the Non-selling Stockholders and the Company do not exercise their right to purchase the Offered Shares under Section 1.1, the Selling Stockholders or any of them shall have the right to compel the Non-selling Stockholders to participate in the sale to the Proposed Transferee at the same time and on the same terms and conditions as offered to the Selling Stockholders. If the Selling Stockholders exercise the rights provided by this Section, the Selling Stockholders shall provide written notice to the Non-selling Stockholders at least 20 days prior to the consummation of the sale, setting forth (i) the name and address of the Proposed Transferee and the number of Shares proposed to be transferred; and (ii) the proposed amount of consideration and terms and conditions of payment offered by such Proposed Transferee (if the proposed consideration is not cash, the notice shall describe the terms of the proposed consideration); and each of the Non-selling Stockholders shall be required to sell a number of Shares to the Proposed Transferee equal to (x) the total number of Shares owned by such Non- selling Stockholder, multiplied by (y) the percentage represented by the ratio of the number of Shares being sold by the Selling Stockholders to the total number of Shares owned by the Selling Stockholders, all on an as converted basis. Notwithstanding the foregoing, a Stockholder need not participate in such sale if the Stockholder is required to provide joint and several indemnification to the Proposed Transferee, or is required to indemnify the Proposed Transferee for damages in an amount equal to more than the Stockholder's pro rata share of damages based on the percentage of the Company's outstanding shares of common stock on a fully diluted basis, which are owned by such Stockholder.

Co-Sale Rights. If the Proposed Transferee (which is neither a Stockholder or an Affiliate of a Stockholder) has offered to purchase, in a bona fide arm's length transaction, a sufficient number of Shares from one or more Selling Stockholders sufficient to cause a Change in Control, to the extent the Company and the Non-selling Stockholders decline or otherwise fail to exercise their rights of first refusal in full with respect to the Offered Shares, each Non-selling Stockholder may participate in the Selling Stockholder's transfer of the Offered Shares by giving written notice of its election to do so to the Selling Stockholder and the Company within thirty (30) days after its receipt of the Notice. Each such participating Non- selling Stockholder ("Participating Stockholder") shall then have the right to sell to the Proposed Transferee, at the same price and on the same terms as the Selling Stockholder, a number of shares (the "Co-Sale Shares") equal to (i) the total number of Shares owned by the Participating Stockholder, multiplied by (ii) the percentage represented by the ratio of the number of Shares being sold by the Offered Stockholders to the total number of Shares owned by such Offered Stockholders, all on an as converted. To the extent that the Proposed Transferee refuses to purchase shares from the Participating Stockholders, the Selling Stockholder shall purchase such shares or other securities from the Participating Stockholders, on the terms set forth herein, concurrently with his sale of the Offered Shares to the Proposed Transferee. In connection with any co-sale effected pursuant to this Section 1.2, the Participating Stockholders shall enter into an agreement with the purchaser on terms and conditions identical, to the extent feasible, with the agreement entered into by the Selling Stockholder providing representations and warranties and other terms and conditions agreed to by the Selling Stockholder. For purposes hereof, "Change in Control" shall be deemed to occur as a result of the bona fide sale of Shares, in one or a series of arm's length transactions, if as a result of such sale, less than a majority of the combined voting power of the outstanding securities of the Company immediately after such sale are held in the aggregate by the holders of voting stock of the Company immediately prior to such transaction.

Selling Stockholder's Right to Transfer. If all of the Offered Shares proposed in the Notice to be transferred are not purchased by the Company or the Non- selling Stockholders as provided herein, the Selling Stockholder may sell or otherwise transfer any remaining Offered Shares at the Offered Price or at a higher price and on no more favorable terms; provided, that such sale or other transfer: (i) complies with the provisions of Section 1.2 of this Agreement with respect to Co-Sale Rights; (ii) is consummated within ninety (90) days after the date of the Notice; (iii) is in accordance with all other terms of this Agreement and any other agreements, if any, between the Selling Stockholder and the Company; and (iv) is effected in accordance with any applicable securities laws. If the Offered Shares described in the Notice are not transferred to the Proposed Transferee within such period, a new Notice shall be given to the Company and the Non-selling Stockholders, and the Company and the Non-selling Stockholders shall again be offered a Right of First Refusal before any Offered Shares held by the Selling Stockholder may be sold or otherwise transferred.

What it means to be a minority holder

As a minority holder of Equity of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $274,670.97
  Number of Securities Sold: 0
  Use of proceeds: Product Development
  Date: July 15, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** promissory note
  Final amount sold: $175,000.00
  Use of proceeds: Product maintenance, product development, marketing and Branding assets.
  Date: February 09, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenues

Though the company was started in 2018, it was in the development stage until November 2020. As of December 31, 2020, the company made $2,194 in revenues, which came as a 10% commission on its first projects.

Cost of Goods Sold

The cost of revenues was $1,970 as of December 31, 2019, which represented direct payouts to TmrO app creatives subcontractors.

Gross Profits

As of December 31, 2019, gross profit was in the amount of $224.

Expenses

The Company's expenses consist of, among other things, marketing, research and development, legal fees, repairs and maintenance fees, accounting fees, computer software, computer hosting, computer hosting, website, professional fees, bank charges, dues and subscriptions.

Total operating expenses went from $67,068 during the fiscal year ended December 31, 2019 to $250,360 during the fiscal year ended December 31, 2020, or a 273% increase mainly due to the increase in research and development expenses from $65,514 to $184,756, or a 182% increase.

As of December 31, 2020, total operating expenses consist of 12% in marketing at $28,985, 15% in general and administrative (G&A) expenses at $36,619 and 74% in Research and development at $184,756. Research and development expenses consist of software development costs.

Repairs and maintenance made up a substantial portion of G&A at 41% for $15,120 because the company consistently uses its highly skilled repairs and maintenance team to fix bugs and issues based on customers' feedback. Legal fees also made up a material portion of G&A at 35% or $12,725, and were related to payments made to attorneys for creating all the company terms and conditions, the LLC operating agreements, as well as registering the company's trademark. Accounting fees made up 14% of G&A at 14%, computer hosting and software made up 13% of G&A at $4,858, insurance made up 4% of G&A at $1,454 and professional fees made up 1% at $803.

As previously stated, the company recently commenced operations and is at a stage where funds are being used to develop and grow its TmrO app and platform, causing the company to incur a total loss of $250,136 as of December 31, 2020.

Historical results and cash flows:

The Company had an accumulated deficit of $317,203 and cash in the amount of $171 as of December 31, 2020. The Company intends to raise additional funds through equity financing. The following summarizes selected items of the cash flows statements.

Operating Activities

As of December 31, 2020, cash used in operating activities went up to $250,136 from $67,068 as of December 31, 2019. The increase in cash used in operating activities was mainly due to the Company's higher net loss in 2020.

Financing Activities

As of December 31, 2020, cash provided by financing activities was up $245,738 in the fiscal year end December 31, 2020 from $65,494 in fiscal year end December 31, 2019.

The increase in cash provided from financing activities during the fiscal year end December 31, 2020 was mainly due to the company founders cash additional contribution in the amount of $188,734.

The Company's management is positive about the Company's prospects and does not think that these historical results are what investors should expect in the future. The Company intends to use the funds raised from this campaign to market the platform by activating social media and influencer marketing, PR campaigning, digital ads, as well as local partnerships with the city of Atlanta Economic development programs.

Management also believes that the company's competitive advantage of being a pioneer in focusing on "in person " creative services, while other platforms focus on digital services and of paying its users quicker than any other gig platform (through the company's debit card program, it will be instant pay within minutes) are leverage that will help the company reach its goals of becoming a market leader in its field.

In light of all the above, the company is forecasting it will increase its market shares, sales, and start generating revenues within 12 months of receiving the funds needed to implement its advertising and marketing strategies, continue to grow and hopefully become profitable in the coming years.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company does not keep cash in its bank account and is primarily funded by its founders as an investment into the business, which is equity to them. As of today February 18, 2021, the Company has $46.50 cash in the bank.

The company holds a credit card from Chase bank with a spending limit of $4,500 and an outstanding balance of $3,856.44 as of today, February 18, 2021.

During 2019 and 2020, the Company received advances/loans in the aggregate amount of $3,514 from its founder and CEO Kayla Shelton. The loan has no interest rate and the imputed interest was deemed immaterial. The principal should be due and payable on September 30, 2021. As of today, February 18, 2021, the outstanding balance of this loan is in the amount of $4,914.

In 2020 the Company received a loan in the amount of $175,000 from Don Cannon, one of its members. The loan carries no interest rate and the imputed interest was deemed immaterial. The principal should be due and payable on September 30, 2021. As of today, February 18, 2021, the outstanding balance of this loan is in the amount of $103,660.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital

resources available?)

The funds of this campaign are critical to the ongoing development and maintenance of our product. The company needs this additional funding to enhance the product and scale the user-ship.

If we do not receive the funds from this campaign, we will likely need to secure a business loan or line of credit to continue operations.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Currently, the funds from this campaign are necessary to the viability of the company. The funds raised from this campaign make up 90% of the funds the company has to continue growing and operating successfully.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise the minimum of $10,000.00, the company can operate for less than one month. This is based on monthly product maintenance, development updates, marketing, and PR.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the maximum of $1.07M, the company can operate for 18 - 24 months.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The company may be able to continue receiving capital contributions from its founders, as well as secure a line of credit for the company, and raise capital from private investors.

Indebtedness

- **Creditor:** Kayla Shelton
  Amount Owed: $4,914.00
  Interest Rate: 0.0%
  During 2019 and 2020 the Company received advances/loans in the aggregate

amount of $3,514 from its founder and CEO Kayla Shelton. The loan has no interest rate and the imputed interest was deemed immaterial. The principal should be due and payable on September 30, 2021. As of today, February 18, 2021, the outstanding balance of this loan is in the amount of $4,914.

- **Creditor:** Donald Cannon
  Amount Owed: $103,660.00
  Interest Rate: 0.0%
  During 2020 the Company received a loan in the amount of $175,000 from Don Cannon, one of its members. The loan carries no interest rate and the imputed interest was deemed immaterial. The principal should be due and payable on September 30, 2021. As of today, February 18, 2021, the outstanding balance of this loan is in the amount of $103,660.

Related Party Transactions

- **Name of Entity:** Kayla Shelton
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: During 2019 and 2020 the Company received advances/loans in the aggregate amount of $3,514 from its founder and CEO Kayla Shelton. The loan has no interest rate and the imputed interest was deemed immaterial.
  Material Terms: The principal should be due and payable on September 30, 2021. As of today, February 18, 2021, the outstanding balance of this loan is in the amount of $4,914.

- **Name of Entity:** Donald Cannon
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: During 2020 the Company received a loan in the amount of $175,000 from Don Cannon, one of its members. The loan carries no interest rate and the imputed interest was deemed immaterial.
  Material Terms: The principal should be due and payable on September 30, 2021. As of today, February 18, 2021, the outstanding balance of this loan is in the amount of $103,660.

Valuation

Pre-Money Valuation: $30,000,000.00

Valuation Details:

Notice to Prospective Investors

This valuation analysis has been provided by external, independent corporate securities counsel, and is based on information provided by Flux Media LLC ("TmrO" or the "Company"). The valuation is on a fully diluted basis, and is based on a number of factors, including a comparison of direct and indirect competitors of the Company. Prospective investors should make their own investigations and evaluations of the securities described herein, including the merits and risks involved in an investment therein. Nothing contained herein constitutes an offer to sell, or a solicitation of an offer to buy, securities in any jurisdiction in which it is unlawful to make such an offer or solicitation.

The Industry and the Company

Currently, there are more than 57 million freelancers in the online outsourcing/freelance service industry (the "Industry"). The Industry represents an addressable market of over 1 trillion dollars, which represents approximately 5% of the total US GDP, after having grown 22% since 2019. While the ongoing COVID-19 pandemic may appear to have negatively affected the Industry like most of all other industries, the Company believes it has also presented a unique opportunity for a company like ours since the transition to digital is inevitable, especially in an environment like this.

The online outsourcing/freelance service industry (the "Industry") has three distinct issues: 1) Creative freelancers have difficulties in collecting monies owed; 2) the Industry is very unpredictable due to freelancers having difficulties in obtaining steady gigs because of marketability of one's services, among other reasons; and 3) services seekers have difficulties in obtaining creative freelancers, especially when time is of the essence. With these three issues in mind, the Company has created, and offers, an on-demand gig mobile application (the "App"), available for download in Apple's App Store, to allow creative freelancers to timely collect monies for services rendered, while also providing a marketplace for creative freelancers and service seekers to connect, thus benefiting all parties involved. As payment for the services rendered by the Company on the App, it will charge a commission of 5% off of monies paid to the creative freelancers. The Company will also further monetize by providing in-app purchases, premium subscriptions, in-app advertisements, and debit card fees of 3% for freelancers opting to participate in the Company's debit card program, which has been developed in collaboration with, and with the support of, Atlantic Capital Bank.

The Company is led by professionals with successful backgrounds in their respective fields, including content-creation, marketing and finance. Their combined talents and experience provide a unique value to the Company as these individuals have developed meaningful relationships with key players and talent in the Industry.

Assets

The Company has a highly competent team with an unparalleled combination of experience, and valuable relationships with key players in the Industry. Drawing from this experience, the Company projects an aggressive growth rate. The Company considers its team of highly competent executives its most valuable asset. In addition, the Company has trademarked the "TmrO" name.

Financial Projections

Based on a comparison to a similarly-situated company (Style Seat) that offers gigs for freelancers in the beauty industry, the Company projects a total of 163,508 gigs for year 1 with an average gig price of $425, bringing the total gig revenue to $70 million. With a combination of commissions (5%) and debit card fees (3% on top of the commission), the Company projects revenues of $5.4 million for year 1. To achieve this projection, the Company plans on using the raised funds to heavily market the App, which it has not done as of date.

For years 2, 3, and 4, the Company projects revenues of $31.8 million, $72.5 million, and $119.2 million, respectively, based on comparisons to similarly-situated companies' growth rates, and as more fully described in the Company's financial projections.

Competition/Similarly-Situated Companies

The most notable names in the Industry that are similarly-situated to the Company are:

UpWork, launched in 1999 (as Elance), which has 23 million users and generated $301 million in revenue in 2019 (latest available figure);

Freelancer.com, launched in 2009, which 49 million users in as of January 2021 and generated $58 million last year;

Fiverr, a now-publicly traded company launched in 2010, which has over 2 million freelancers (sellers) and reported $107.1 million in revenue for the 2019 fiscal year; and

Style Seat, which grew to 55,000 users and processed 800,000 bookings after its seed round.

The Company, through its App, is unique and different from the above (and others) as it focuses on In-Person Creative services, rather than simply digital products and services like Upwork, Freelancer, and Fiverr. Some additional differences include, but are not limited to:

Lower Fees to freelancers, 5% compared to the average 10-20% industry standard;

Quicker payouts to freelancers, within 48 hours compared to average 4 - 14 days in the Industry;

Debit card program, which allows for instant payment (within 3-5 seconds of completing a project), and the card holders can use the funds immediately from the card versus having to transfer funds to a bank account; and

Instant Book Feature, which allows freelancers to be booked instantly based on their availability, proximity, and drive time (similar to Uber and Lyft).

Style Seat, which largely formed the basis for the Company's financial projections, offers a two-sided marketplace that focuses on In-Person services based on location and availability, offering services in beauty and wellness. TmrO's, however, offers services in content creation in the music, film, and social space.

An additional consideration was given to Willa Pay, which was launched in 2020 and raised $3 million at its seed round. Willa Pay is a fintech company designed to help freelancers request payment, and get paid immediately; however, Willa Pay is not a marketplace like TmrO as it only handles the payment request and payment processing, without a debit card program.

The Valuation

Based on the foregoing, the Company reasonably estimates its value to be $30 million, which represents approximately 0.003% of the total addressable market.

Use of Proceeds

If we raise the Target Offering Amount of $9,996.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  96.5%
  We would use these funds to acquire more users. We would invest these funds into Social and Influencer Marketing.

If we raise the over allotment amount of $1,069,998.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  30.0%
  We would use these funds to acquire more users. We would invest these funds into Social and Influencer Marketing, Digital Ads, and Content Creation.

- *Research & Development*
  40.0%
  We would use these fund to continue updating the product, product maintenance, and developing new features.

- *Operations*
  26.5%

We would use these funds to compensate our internal team and supporting teams, such as our CEO, Legal, and Customer Support. We will also be hiring a CTO.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.tmroapp.com/ (https://www.tmroapp.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/tmro-app

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Flux Media, Inc.

[See attached]

FLUX MEDIA LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members of
Flux Media LLC
Atlanta, Georgia

We have reviewed the accompanying financial statements of Flux Media LLC (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

February 15, 2021
Los Angeles, California

FLUX MEDIA LLC
BALANCE SHEET
(UNAUDITED)

As of December 31,	2020	2019
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 171	$ 101
Total current assets	**171**	**101**
Total assets	**$ 171**	**$ 101**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Credit card	$ 5,232	$ 764
Member loan	57,914	910
Total current liabilities	**63,146**	**1,674**
Total liabilities	**63,146**	**1,674**
MEMBERS' EQUITY		
Members Equity	254,228	65,494
Retained earnings/(Accumulated Deficit)	(317,203)	(67,068)
Members' equity	**(62,975)**	**(1,574)**
Total liabilities and members' equity	**$ 171**	**$ 101**

See accompanying notes to financial statements.

FLUX MEDIA LLC
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31, (USD $ in Dollars)	2020	2019
Net revenue	$ 2,194	$ -
Cost of revenue	1,970	-
Gross profit	224	-
Operating expenses		
General and administrative	36,619	1,554
Research and development	184,756	65,514
Sales and marketing	28,985	-
Total operating expenses	250,360	67,068
Operating income/(loss)	(250,136)	(67,068)
Interest expense	-	-
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(250,136)	(67,068)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	$ (250,136)	$ (67,068)

See accompanying notes to financial statements.

For Fiscal Year Ended December 31, 2020 and

(in thousands, $US)	Total Members' Equity
Balance—December 31, 2018	$ -
Contribution	65,494
Net income/(loss)	(67,068)
Balance—December 31, 2019	$ (1,574)
Contribution	188,734
Net income/(loss)	(250,136)
Balance—December 31, 2020	$ (62,975)

See accompanying notes to financial statements.

FLUX MEDIA LLC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,	2020	2019
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (250,136)	$ (67,068)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of property	-	-
Changes in operating assets and liabilities:		
Credit card	4,467	764
Net cash provided/(used) by operating activities	**(245,669)**	**(66,303)**
CASH FLOW FROM FINANCING ACTIVITIES		
Member loan	57,004	910
Contribution	188,734	65,494
Net cash provided/(used) by financing activities	**245,738**	**66,404**
Change in cash	70	101
Cash—beginning of year	101	-
Cash—end of year	**$ 171**	**$ 101**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ -	$ -
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -
Conversion of debt into equity	$ -	$ -

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Flux Media LLC was formed on August 8, 2018 in the state of Georgia. The financial statements of Flux Media LLC, (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters is located in Atlanta, Georgia.

The Company owns TmrO App. The TmrO App is a marketplace that facilitates the hyperactive daily commerce of creative services. TmrO is free to download. Users can instantly discover and connect with creative professionals, for in person and remote projects, using location-based filters. TmrO users can create and explore stunning portfolios and projects to find their next opportunity and get paid quickly. Creative freelancers and those seeking their services can now converge into a single platform where they can transact from beginning to end.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting. The Company has adopted the calendar year as its fiscal year.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2020 and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Revenue Recognition

The Company recognizes revenues from the sale of its services when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

The company generates revenues by earning a 10% commission on each project.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 15, 2020, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3. DEBT

Member loan - K Shelton

During 2019 and 2020 the Company received advances/loans in the aggregate amount of $3,514 from its founder and CEO Kayla Shelton. The loan has no interest rate and the imputed interest was deemed immaterial. The principal should be due and payable on September 30, 2021. As of December 31, 2020, and December 31, 2019 the outstanding balances of the loan are in the amount of $3,514 and $910 respectively. The entire loan balances have been classified as current.

Member loan - D Cannon

During 2020 the Company received a loan in the amount of $175,000 from Don Cannon, one of its members. The loan carries no interest rate and the imputed interest was deemed immaterial. The principal should be due and payable on September 30, 2021. As of December 31, 2020, the outstanding balances of the loan is in the amount of $54,400. The entire loan balance has been classified as current.

4.   RELATED PARTY

Member loan - K Shelton

During 2019 and 2020 the Company received advances/loans in the aggregate amount of $3,514 from its founder and CEO Kayla Shelton. The loan has no interest rate and the imputed interest was deemed immaterial. The principal should be due and payable on September 30, 2021. As of December 31, 2020, and December 31, 2019 the outstanding balances of the loan are in the amount of $3,514 and $910 respectively. The entire loan balances have been classified as current.

MEMBER LOAN - D CANNON

During 2020 the Company received a loan in the amount of $175,000 from Don Cannon, one of its members. The loan carries no interest rate and the imputed interest was deemed immaterial. The principal should be due and payable on September 30, 2021. As of December 31, 2020, the outstanding balances of the loan is in the amount of $54,400. The entire loan balance has been classified as current.

5.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

6.   MEMBERS' EQUITY

The ownership percentages of the members are as follows:

Members' Name	Ownership
Kayla Shelton	51%
Don Cannon	44%
Armand Kadima	5%

7.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 15, 2020, the date the financial statements were available to be issued.

On February 3, 2021, Flux Media LLC converted to Flux Media, Inc. Flux Media, Inc. is authorized to issue 6,000,000 shares of capital stock with a par value of $0.0001.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

8.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As of December 31, 2020, the Company has a net operating loss of $250,136, an operating cash flow loss of $245,669 and liquid assets in cash of only $171. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


This offering is not live or open to the public at this moment.

TmrO App
Tomorrow starts now





◎ Website   📍 Atlanta, GA   CONSUMER INTERNET   MOBILE

Tmro App by Flux Media, Inc. is an online platform that connects creative freelancers and clients, allowing for instant booking, faster payment and lower commission rates than its competitors.

$0.00 raised ⓘ

0 Investors	**$30M** Valuation
$6.00 Price per Share	**$246.00** Min. Investment
Common Shares Offered	**Equity** Offering Type
$1.07M Offering Max	**Reg CF** Offering

INVEST NOW

⚡ This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview   Team   Terms   Updates   Comments   ♡ Follow

Reasons to Invest

- Freelancers contributed nearly $1 trillion to the US economy in 2019, with 57 million freelancers in the US (up by 4 million since 2014). This workforce now represents 5% of the US GDP

- TmrO received its first 450 users and first 10 completed projects in the app, in January of 2021

- TmrO is founded and built by creatives for creatives

A future-focused app that enables creative freelancers to not only survive, but to *thrive*

TmrO was founded by creative entrepreneurs who live by the motto of "helping, sharing, and solving problems". Our gaze has always been into the future, while drawing inspiration from what we see shifting around us.







The TmrO App is just that: a manifestation of what the future holds for creative working people and those looking to discover them. We have built a tool to support the wellbeing of the global workforce, with a laser focus on what our new world of talent needs in order to thrive.

The
Mission

To create an interactive digital platform and virtually collaborative environment where:



1 **Service Seekers** can use a digital tool to quickly source pre-screened talent and **build creative teams when time is of the essence.**

2 **Creatives can be consistent freelancers** through the booking of paid gigs from serious clients, **and get paid QUICKLY, guaranteed.**



THE PROBLEM

Freelancers struggle with getting paid in a fair and timely manner, while clients struggle to find reliable talent

Creative freelancers have a hard time getting paid for jobs they've delivered, with

Creative freelancers have a hard time getting paid for jobs they've delivered, with 54% of freelancers reporting consistent issues getting paid on time. The creative freelance industry is often unpredictable, making it difficult to find steady, reliable work during down periods.

Freelancer
Problem



"A survey conducted by the Association for Independent Professionals and the Freelancer Club showed **freelancers working in the creative industries lose as much as $7,514 every year through working for no pay.**"

-Guardian Small Business Network

When They Do Find A Paying Job

54% of freelancers report consistent issues of being paid on time

Source

Service seekers (individuals, small business owners & corporations) also struggle to source reliable talent that can deliver on their needs and in a timely manner. Oftentimes they don't know where to start without a costly professional recruiter, especially when time is of the essence.

Freelancer Seeker
Problem



Its hard and costly to find a reliable freelancer

THE SOLUTION

Finally, a platform that puts creatives

Finally, a platform that puts creatives first!

TmrO guarantees freelancers with payment before they even start a project, and pays them within seconds of completing it. While similar platforms take a 10-20% commission, TmrO only takes 5% for each project, and offers a dispute process to help support the resolution of any project discrepancies.

TmrO focuses on both 'in-person' and remote services, and helps creatives find last-minute projects with its "Book Instant" feature (that enables instant booking based on current location and availability).

TmrO Provides
Solutions to the top Needs of the freelancer & business owners.



Get Paid Guaranteed.
Get paid within 48 hours or less

Free To Use.
No monthly membership fees

Book Instant.
Instantly connect and book

Right Next Door.
Search with location based filters

Along with instant payouts, our platform will provide freelancers with a debit card that can be used just like any other, as well as electronic tax reports and filing.

The TmrO Debit Card

We are taking our **EASY PAY** feature to the NEXT LEVEL! By offering our **Signature Debit Card Program** we will **generate valuable insights** to reach our users in a more in-depth way,



and TmrO creatives **get paid even faster**, within minutes



*The above product is currently under development

Freelancers make up more than $1 trillion of the US economy, and this number only continues to grow

Freelancers contributed nearly $1 trillion to the US economy in 2019, with 57 million freelancers in the US (up by 4 million since 2014). This workforce now represents 5% of the US GDP.

33% of Freelancers worked in creative fields in 2018, representing $330 billion in annual revenue. US Creators who offered their services and worked online (across 9 popular platforms) earned a baseline of $6.8 billion in 2017, up 17% from the previous year.



Market Analysis

"The Creator Economy is So Real and So There"
- Suzy Ryoo of Q&A





57M

53M

+4M

57 Million Americans Freelanced in 2019

*35% of the U.S. workforce

Freelancing Income is nearly $1 Trillion

Represents

4.8%

of U.S. GDP

Represents

$330 Billion

Annual Revenue

33% of Freelancers Worked In Creative Fields in 2018

Source 1, Source 2, Source 3

TMRO plans to capture at minimum 3% of that revenue over the course of our plan representing over $200+million.

$200M+

TmrO minimum
market capture





OUR TRACTION

TmrO was launched earlier this year and already has hundreds of users!

The idea for TmrO came about in July of 2018, and the company was formed in August of 2018. After working with a few different developers, the Beta version of our app was launched in August of 2020 and TmrO (MVP) was ready for the App Store in October of 2020.



Beta
August 2020
App Store Ready
October 2020
TmrO
Job Seekers
Talent Seekers
Create account
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We soft-launched TmrO by going live in the App Store, launching www.tmroapp.com, and going live on Instagram in November of 2020. We received our official US trademark registration for the name TmrO, as well as our first 450 users and first 10 completed projects in the app, in January of 2021.



Win
Today
TmrO


Bring Your Ideas To Life.
Create TmrO
Quick & Easy Guaranteed Payouts.
TmrO
TmrO Starts Today
Talent
Visual & Audio
Kendra Moore

WHAT WE DO

An on-demand gig app that facilitates the hyperactive daily commerce of creative services

Our app allows creative freelancers to readily find opportunities and get paid almost instantly. Users simply download the free TmrO app and create a user account and profile to get started.





Creative freelancers can specify the services they offer (such as photography or voice-over acting), as well as their hourly rate, and include any images and videos they want to enhance their profile. These services immediately add creative freelancers to the marketplace, where they can be discovered and booked by clients. Additionally, creatives have the ability to search and apply for projects that clients list in the marketplace.







Client users have the ability to create projects from inside their profiles, by adding a description, as well as images, budget, date and location. Projects immediately appear in the marketplace, once they are created, and clients can request proposals from specific creative they wish to work with.

Before a creative is booked, clients and creatives have the opportunity to message inside the app, share files, and negotiate the budget for the project.


Talent Seekers
Talent Seekers
Create account
Log in
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Pick a Talent Specialty for Your Project
Choose the type of talent you need
Model
Musician
Social Media Influencer
Actor
Select a Category for Your Project
Visual & Audio
Talent
Digital Design
Costume & Wardrobe
Intern & Pro-bono
Your Projects
Upcoming Projects
DJ needed for birthday bash house party in the hills





THE BUSINESS MODEL

Commission-based revenue + a new debit card program under way

TmrO makes its revenue by charging a 5% commission fee on each project. When clients book creative freelancers for projects, TmrO charges the client the full amount upfront, to ensure that creatives don't start a project without secured payment. Once the creative completes the project, they select "project complete", and the client is notified and has "48 hrs to dispute". If the client does not dispute, funds will flow from TmrO's escrow account into the creative's account, and TmrO will deduct its commission.



5%
Flat Fee
Our one-time low fee is taken from the Creative
Fee is fixed. Regardless of project size.



This round of funding will help us to launch our debit card program that will allow our creatives to get paid within seconds.

Our Average Order Value differs by the tier of the client and creative, ranging anywhere from $75 to $1000 to $15,000 on the high end.

Average Potential Commission Range Per Transaction

$3.75

to

$750.00




HOW WE ARE DIFFERENT

Instant payment, instant booking and low commission fees

We are not the first entrepreneurs to build a platform for freelancers and certainly won't be the last. However, we believe we are the first 'gig' platform built for the mobile native demographic.



TmrO Is The



9:41

What can we help you with?

Q Search

Filters   Sort   Category   Distance



First 'Gig' Platform Built For The Mobile Native Demographic

As creative freelancers ourselves, who are currently engulfed in the industry, we are very in touch with the needs and pain points of our users. Here are a few of our key differentiators:

1. We focus on in-person services for content creation in the music, film and commercial specialities, as well as guaranteed payments to our creatives before they even start a project.
2. Our pay out times are significantly shorter than other platforms, and our debit card program will allow instant payments with a significantly lower commission rate than our competitors.
3. TmrO has a 'Book Instant' feature, great for last minute gigs, that allows clients to search portfolios of creatives who are nearby and ready to work.

Unlike fiverr freelancer Upwork TmrO Has

- Mobile-First Design
- Book freelancer instantly based on availability, proximity and drive time
- Same Day Payouts with NO Added Fees



Fast Payments to Freelancers: No Minimum Withdrawal Limits or Fees

Bank debit card receives instant, ready-to-spend funds
(coming soon)

Focus on In-Person Creative Services

*The above information is based on internal research and management's experience.

THE VISION

The new home base for creative freelancers and clients alike

In 3 years, we will be at the forefront of the US workforce. TmrO will be the platform that connects entrepreneurs, small businesses, managers, agencies, big companies, and the best creatives in their fields. We will be the mobile community that helps creative freelancers grow their confidence and their careers.





OUR LEADERSHIP

We have deep experience both as creative freelancers and successful business owners

Founders, Don and Kayla, have worked as professional creative freelancers for over 15 years.


TmrO

Don started out as a DJ and went on to build the biggest mixtape company in the US South and become VP of A&R Def Jam. He now runs Generation Now, the label behind the success of artists like Lil Uzi Vert and Jack Harlow.

Kayla started out as a songwriter signed to Epic Records and Warner Brothers Records and went on to sign a publishing deal with Warner Chapel, working as a

Records and went on to sign a publishing deal with Warner Chapel, working as a professional songwriter for several years. She also started and led two online retail destinations for women's clothing and accessories, and was awarded a United States Design Patent for her product, The Leg Glove.

Don and Kayla saw the need for a platform that would help aspiring creatives like themselves to turn their creative skills into a career. Along with their Chief Financial Officer, Armand, who holds over 15 years of professional accounting, tax, and business advisory experience, working with Fortune 500 companies, the TmrO team is poised to lead the new wave of creative freelancing, providing creatives with the tools to build a successful career!

WHY INVEST

We are driving the freelance economy by empowering creatives and connecting them with greater opportunities!

More than one-third of the American workforce is freelance, amid the Covid-19 pandemic, contributing $1.2 trillion to the U.S. economy. At Tmro, we are giving our community an opportunity to be a part of this growing industry, as investors in the early stages of a promising tech startup.





TmrO is founded by a team of seasoned and successful creative entrepreneurs dedicated to changing the way creative freelancers work, and grow their businesses and careers. We intend to become a driving force of the freelance economy, putting the power back in the hands of creators, providing them with guaranteed payments, faster payout times, and more opportunities with our 'Book Instant' feature.

When you invest in TmrO, you are investing in the future of freelancing, as well as a team of executors, who have already invested over 400k of our own money to bring a product that we truly believe in, to the public!



Invest In The Future Of Freelancing
TmrO
A community of creative professionals seeking opportunity and seeking talent as soon as TMRO.
Create account
Log in
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The Idea

Kim, Kayla's friend, who works in Film in Atlanta told her work had been slow & began DoorDash to make ends meet. Kayla thought, "why is there not something like that for creative freelancers?"

We said Goodbye to our first Developers

We decided to fire our developers. It wasn't the right fit, and we still didn't have an app.

TMRO App is ready for The App Store

After making a few updates, The TmrO MVP is ready for The App Store.

The First 10 Projects in TMRO App.

First 10 Completed Projects in the app.

Design + Discovery + Development Starts

Kayla starts working with her new team. There is a lot of Team Work, Love, and Creativity.

We Found our first Developers

Hired our first Developers and started working on the app.

TmrO gets a Trademark

We received our Official US Trademark Registration for the name TmrO.

July 2018	November 2018	June 2019	October 2019 - July 2020	October 2020	January 2021	January 2021
August 2018	April 2019	September 2019	August 2020	November 2020	January 2021	Month Year

New Team Member

Armand joined the TmrO Team

TmrO Beta

Tmro Beta is launched with about 50 users.

The first 500 Users

TmrO signs up the first 500 Users .

Our Company is formed.

Flux Media was formed and we started working right away on to build our MVP.

Hired Our Final Developers.

Don found a new team of super talented developers. Things are looking great.

TMRO App Soft Launch

We Soft launched Tmro by going Live in The App Store and Launching www.tmroapp.com and Going Live on Instagram

Launched on StartEngine

Now YOU can own a part of our company!

Meet Our Team





Kayla Shelton
Co-Founder & CEO

Kayla Shelton started her career at 17 as a recording artist, signed to Warner Brothers, and by the age of 21, a professional song writer signed to Warner Chapel Publishing. After several years of working in music, she launched her debut clothing line and online store. Dressing the likes of Kelly Rowland, Keri Hilson, and Amerie within the first year. She then designed the Leg Glove, which landed her a United States Design Patent. As a visionary and passionate entrepreneur, she continued to pivot in her career, which led her to the idea of the TmrO App where she laid out the vision and captured the interest of like-minded moguls.



Donald Cannon
Co-Founder & CMO

DJ, Producer, mogul, and Generation Now Co-Founder, Don Cannon has built a formidable legacy behind the board, on stage, and as an executive. Throughout the decades, he produced songs for everyone from Jay-Z, Lil Wayne, Outkast, Ludacris, Kanye West, Tyler Perry, Lil Uzi Vert, and Jack Harlow to name a few. With handfuls of platinum records, Don joined the Def Jam team as Vice President A&R in 2012 spearheading key releases from some of today's hottest artists. Cannon along with his company Generation Now named One of the Top executives 2020 In Billboard's R&B and Hip Hop Power Player List. Establishing himself as a venerable executive and respected businessman.



Offering Summary

Company : Flux Media, Inc.

Corporate Address : 515 Means St. , Atlanta, GA 30318

Offering Minimum : $9,996.00

Offering Maximum : $1,069,998.00

Minimum Investment Amount (per investor) : $246.00

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 1,666

Maximum Number of Shares Offered : 178,333

Price per Share : $6.00

Pre-Money Valuation : $30,000,000.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

<u>Company Perks</u>

<u>Time-Based:</u>

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive additional 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares.

<u>Amount-Based:</u>

$500 | Silver Tier

Early Access to new TmrO features + TmrO Verified badge + Exclusive TmrO Merch*

$1,000 | Gold Tier

Early Access to new TmrO features + TmrO Verified badge + Exclusive TmrO Merch + Access To TmrO's "Meet the Pro" Series via Virtual Campus.

$2,500 | Platinum Tier

Early Access to new TmrO features + TmrO Verified badge + Exclusive TmrO Merch + Shout Out on Don Cannon's Instagram Story + Access To Tmro's "Meet the Pro" Series via Virtual Campus.

$5,000 | Diamond Tier

5% Bonus Shares + Exclusive 15 Min Zoom Call With The Founders + Exclusive Access to TmrO's Meet and Greet in a US City, as and when scheduled*. (*transportation and lodging not included) + All lower tier perks.

$10,000 | Elite Tier

10% Bonus Shares + Custom TmrO Engraved Ipad Pro + All lower tier non-bonus share perks.

All perks occur when the offering is completed.

<u>The 10% StartEngine Owners' Bonus</u>

TmrO will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock shares at $6.00 / share, you will receive 110 shares, meaning you'll own 110 shares for $600. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

We've worked with some of the biggest artists in the industry.

We've written songs for Warner, Sony, And Universal Records.

We've spent years in media and entertainment - building our own brands into world class names

{VO Actor: growing audibly frustrated}

We are writers, designers, producers, videographers.

But more than all of that… we are creatives.

Who hear, who listen, and who see tomorrow

{VO Actor: Less frustrated and more emphatic tone}

And we know the problems that come with being a creative.

You see, freelance work is a major channel for us to do what we do - it's an important part of our lives… and the us economy

Freelancers contributed nearly $1 trillion to the US economy in 2019

however our lives are far from easy…

50% of freelancers said they had trouble getting paid for all those all-nighters, those coffee benders, those odd hours, those tight deadlines those sleepless nights.

That's why we built TmrO App.

For creatives - the process is simplified - no more hunting down the payment you deserve. Payment goes through our app within minutes of completing a project.

For people who need creatives - its a seamless experience to access talent and build the team you need for your projects. Find the talent you need in minutes, upload a debit card, and you're ready to get to work.

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STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.